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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Diamond Corporation Reports Results,
Updates Mineral Reserves, and Declares Dividend

March 9, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER), the specialist diamond company, today announced its financial results for the fourth quarter and year ended January 31, 2005.

HIGHLIGHTS FOR THE YEAR ENDED JANUARY 31, 2005

  •
  Earnings per share of $0.92 and cash earnings per share1 of $2.96;

  •
  Rough diamond sales revenue increased by $157 million over the prior year;

  •
  Diamond production doubled over the prior year to 3 million carats, being Aber's share;

  •
  Credit facility refinanced from project loan to a combined secured term loan and revolving credit facility;

  •
  Acquired a 51% controlling interest in Harry Winston Inc.; and

  •
  Dividend policy implemented and share repurchase plan approved.

        Robert Gannicott, Aber's Chairman and Chief Executive Officer commented, "The past year has seen Aber achieve definitive goals on its path to become the world's premier publicly traded diamond company. We completed the purchase of a controlling interest in Harry Winston and we have begun to capture the synergy of linking the two most profitable bookends of the diamond industry. The Diavik Mine continues to outperform design capacity and Harry Winston has exceeded our early expectations with sales of both diamonds and jewelry supported by a robust diamond market."

        Thomas O'Neill, President of Aber and Chief Executive Officer of Harry Winston added, "We are pleased that the initiatives the new management has taken in the areas of merchandising, marketing and store development have had an impact on Harry Winston sales and customer traffic. We look forward to building on these first steps and to establishing a robust business over the next several years."

SUMMARY OF FINANCIAL RESULTS

Consolidated Results:

Expressed in millions of dollars, except per share amounts	Three months ended January 31, 2005	Three months ended January 31, 2004	Twelve months ended January 31, 2005[2]	Twelve months ended January 31, 2004
Sales	144.6	41.6	385.4	95.6
Earnings from operations	39.3	11.8	121.8	35.5
Net Earnings	29.5	3.2	53.1	27.7
Earnings per share	$0.51	$0.06	$0.92	$0.50
Cash earnings per share[1]	$1.20	$0.29	$2.96	$0.79

Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measure presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

2
Results for the twelve months ended January 31, 2005 include results from Harry Winston for the period from April 1, 2004, the date of acquisition, to January 31, 2005.

Reconciliation of Earnings to Cash Earnings:

Expressed in million dollars, except per share amounts	Three months ended January 31, 2005	Three months ended January 31, 2004	Twelve months ended January 31, 2005	Twelve months ended January 31, 2004
Net Earnings	29.5	3.2	53.1	27.7
Non-cash income tax	11.9	0.2	52.3	7.8
Non-cash foreign exchange loss (gain)	(1.5)	0.6	6.6	(13.3)
Depreciation and amortization	29.4	12.5	58.3	22.1
Cash earnings	69.3	16.5	170.3	44.3
Cash earnings per share	$1.20	$0.29	$2.96	$0.79

        Commenting on the year, Alice Murphy, Aber's Chief Financial Officer stated that "The financial results demonstrate the significant cash flow of the Company both from a mining and retail perspective. The Company had a strong year capped by a successful holiday season and three rough diamond sales in the fourth quarter. Harry Winston contributed to the Company's earnings from operations and had a neutral impact to earnings per share. Aber paid its first quarterly dividend, and renegotiated a more favourable credit facility while maintaining a healthy working capital ratio."

        Aber's net earnings for the fiscal year ended January 31, 2005 totaled $53.1 million or $0.92 per share, compared to net earnings of $27.7 million or $0.50 per share for the preceding year. The Company's cash earnings per share for the fiscal year were $2.96 compared to cash earnings per share of $0.79 for the preceding year.

        Aber recorded sales for the fiscal year of $385.4 million compared to sales of $95.6 million for the preceding year. Sales prior to August 1, 2003 (commencement of commercial production) were credited against deferred mineral property costs. Sales for the fiscal year included $252.7 million from the sales of rough diamonds and $132.7 million from jewelry sales at Harry Winston for the period from the date of acquisition, being April 1, 2004, to January 31, 2005. The Company completed nine rough diamond sales during the fiscal year versus the plan of ten.

        The Company recorded $189.3 million as cost of sales during the fiscal year compared to $46.4 million in the preceding year due to increased production at the Diavik Mine and the inclusion of Harry Winston in cost of sales.

        Aber incurred selling, general and administrative ("SG&A") of $74.3 million compared to $13.7 million for the preceding year. Included in SG&A expense are $58.3 million of expenses related to Harry Winston.

        Interest and financing expenses of $15.6 million were incurred during the fiscal year compared to $12.6 million for the preceding year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. Prior to commencement of commercial production (August 1, 2003) at the Diavik Mine, all interest and financing costs were capitalized to deferred mineral property costs with the exception of interest and financing on Aber's first mortgage on real property.

        Included in other income was a $7.0 million transaction fee related to the sale of Aber shares owned by Tiffany.

        A foreign exchange loss of $5.3 million was recognized during the fiscal year compared with a gain of $13.3 million recognized during the preceding year. The current year's loss was primarily the result of an unrealized foreign exchange loss on the revaluation of the Company's Canadian dollar denominated future income tax liability as the Canadian dollar strengthened. The prior year gain was substantially recorded on Aber's U.S. dollar denominated net debt position and reflected a strengthened Canadian dollar prior to the adoption of the United States dollar as the functional and reporting currency on August 1, 2003.

OPERATIONAL UPDATE

Operating Results by Segment:

	Three months ended January 31, 2005	Three months ended January 31, 2005	Twelve months ended January 31, 2005	Twelve months ended January 31, 2005[1]
Expressed in million dollars	Mining Segment	Retail Segment	Mining Segment	Retail Segment
Sales	$85.3	$59.3	$252.7	$132.7
Cost of Sales	46.4	31.4	119.3	70.0
Selling, general and administrative expenses	3.8	23.7	16.0	58.3
Earnings from operations	$35.1	$4.2	$117.3	$4.5
1
Results for the twelve months ended January 31, 2005 include results from Harry Winston for the period from April 1, 2004, the date of acquisition, to January 31, 2005.

The operating segments of the Company comprise mining and retail. The mining segment includes the production and sale of rough diamonds. The retail segment includes sales from Harry Winston's eight salons which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei.

Mining Segment
Aber's 40% share of Diavik Mine production

	Three months ended December 31, 2004[1]	Three months ended December 31, 2003[1]	Twelve months ended December 31, 2004[1]	Twelve months ended December 31, 2003[1]
Diamond recovered (000s carats)	601	440	3,030	1,533
Grade (carats/tonne)	3.30	3.67	3.88	3.21
Operating costs, cash ($ millions)	$20.1	$14.8	$70.0	$48.0
Operating costs per carat, cash ($)	$33	$34	$23	$31
1
The Diavik Joint Venture's fiscal year end is December 31, 2004, and their financial statements are proportionately consolidated into the Company's financial statements with a one month lag.

        Operations at the Diavik Mine continued to progress to full capacity ahead of the time frame originally envisaged in the feasibility study. Diavik produced 7.575 million carats, on a 100% basis, in the twelve months ending December 31, 2004, a 98% increase over the prior year. Processing rates exceeded expectations by handling 1.95 million tonnes of ore. During the year the plant operated at annualized production rates in excess of 2.0 million tonnes per annum. Processing of the low-grade mud unit encountered while mining the A154 South pipe affected the reported grades through most of the year but, as mining continued to successively deeper benches, the impact diminished and was negligible by year end. In the fourth quarter of the calendar year, mining at the Diavik Mine focused on the development of the A154 North pipe and the mining of its upper benches, with the production split between higher grade ore from A154 South and lower grade ore from the top of A154 North. The annualized production rate during the quarter was 1.85 million tonnes per annum, a drop from prior calendar quarters, as inclement weather, plant maintenance, and stripping of A154 North waste material reduced the availability of ore.

        Cash operating costs, incurred primarily in Canadian dollars, increased over the prior year as operations sustained a higher level of through-put. The higher processing rate resulted in increased fuel consumption and labour charges. Cash operating costs per carat decreased over the prior year as the number of carats produced rose. The decrease was partially offset by a strengthened Canadian dollar relative to the U.S. dollar. Cash operating costs per carat for the fourth quarter were in line with the same period in the prior year as higher costs were offset by increased production.

        This year, Diavik was awarded the John T. Ryan Regional Trophy for Select Mines in Western Canada. The award recognizes Diavik's safety performance in 2003 and is the first time that a diamond mine in Canada has won the award. Diavik has been recognized as a leader in Aboriginal relations by the Canadian Council for Aboriginal Business. Only two other Canadian mines have been similarly recognized, and Diavik is the first in northern Canada.

Retail Segment

        During the year, a new management team of experienced industry professionals was established under the leadership of Mr. Thomas J. O'Neill as Chief Executive Officer of Harry Winston. The management team has focused on building a future growth plan for Harry Winston through the introduction of several initiatives in the merchandising, marketing and store development areas.

        The existing high-end jewelry range was expanded with the introduction, during the Holiday season, of a coherent collection of diamond jewelry at a broader range of price points. This was combined with a remodelling of the New York flagship store. Customer traffic doubled in the month of December compared to the previous year as sales for this important period increased by 50%.

        To reinforce Harry Winston's pre-eminent position, a new advertising campaign, featuring a variety of celebrities, was launched in the fall utilizing both magazine and newsprint formats.

UPDATED RESERVE AND RESOURCE STATEMENT

        Aber Diamond Corporation has been provided with an updated mineral reserve and mineral resource statement, which has an effective date of December 31, 2004, for the Diavik Mine by Diavik Diamond Mines, Inc. operator of the Diavik Mine. Aber's prior reserve and resource estimates were prepared for its Feasibility Study in May 2000. Since that time, the Diavik Mine has produced 11.4 million carats principally from the A154 South pipe.

        Delineation drilling was completed during 2004 on the A154 South, A154 North and A418 kimberlite pipes in order to further define resources at depth. Drilling and a new valuation of A154 North diamonds have supported the addition of substantial new mineral reserves, principally from the deeper part of A154 North. This has more than offset the reclassification of the mineralization contained in the A21 pipe from reserve to resource status. The A21 resource will be reassessed once a sample of diamonds that is large enough to provide a more reliable valuation has been obtained.

Proven and probable reserves

	Proven			Probable			Proven and Probable
Open Pit and Underground Mining	Mt	Ct/t	Mcts	Mt	Ct/t	Mcts	Mt	Ct/t	Mcts
A154 South	6.4	4.6	29.4	4.1	4.2	17.3	10.5	4.5	46.7
A154 North(1)	4.8	2.2	10.7	5.8	1.8	10.3	10.6	2.0	21.0
A418	5.0	3.2	15.9	3.7	3.2	12.1	8.7	3.2	27.9
A21(2)	—	—	—	—	—	—	—	—	—
Total	16.2	3.5	56.0	13.6	2.9	39.7	29.8	3.2	95.6
Note:
Totals may not add up due to rounding

(1)
The previous reserve estimate prepared for Aber Diamond Corporation on A154N included 1.3 Mt of proven and probable reserves at a grade of 3.5 ct/t containing 4.5 Mcts of diamonds.

(2)
The previous reserve estimate prepared for Aber Diamond Corporation on A21 included 4.0 Mt of probable reserves at a grade of 3.0 ct/t containing 11.7 Mcts of diamonds.

Additional inferred resources

Inferred resources
Kimberlite Pipe	Millions of tonnes	Carats per tonne	Millions of carats
A154 South	0.6	4.4	2.6
A154 North	1.6	2.5	4.0
A418	0.6	3.8	2.2
A21	4.8	3.0	14.6
Total	7.6	3.1	23.4

Totals may not add up due to rounding.

        The above mineral reserve and mineral resource estimates were prepared by Diavik Diamond Mines, Inc. operator of the Diavik Mine. William E. Roscoe, Ph.D., P.Eng, of Roscoe Postle Associates Inc. is acting as the Company's independent Qualified Person in compliance with National Instrument 43-101 with respect to this Reserve and Resource Statement and has reviewed its contents for verification purposes. The above estimates are currently being reviewed by the Qualified Person and the Company expects to file a Technical Report on SEDAR by April 8, 2005.

OUTLOOK

        Growth in the diamond industry is expected to continue through 2005 as retail sales of diamond jewelry expand through marketing initiatives. Further increases in demand are seen to be coming from South Asia and China as an emerging middle class expand their appetite for diamond jewelry.

        The diamond pipeline is believed to be at working stock levels with no significant inventories of polished or rough diamonds. This scenario is likely to persist in the coming years, although some short-term cyclicality in pricing for individual items is expected as the diamond market evolves.

        In the upcoming fiscal year 2006, Aber's sales cycle will continue to be based on the traditional five week rotation. Aber expects to have three sales in the first quarter, followed by two sales in the second and third quarters, and three in the fourth quarter. Seasonal variations in Diavik's production profile are also expected with lower production in the winter season being compensated by increases in the summer months.

        Harry Winston projects increased sales in fiscal 2006 though existing stores and new locations. The company plans to open two to three additional stores in 2005 and has already signed a lease for a flagship store in London that is planned to open in 2006. Harry Winston will leverage its association with Aber, especially in the Indian and Israeli diamond markets, to competitively source the polished diamonds that are the essential raw material of its expansion plans.

DIVIDEND DECLARATION

        Aber has declared the second of its quarterly dividend payments of US$0.15 per share. Shareholders of record at the close of business on March 31, 2005 will be entitled to receive payment of this dividend on April 15, 2005.

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

AS AT JANUARY 31,	2005	2004
Assets
Current assets:
Cash and cash equivalents	$123,596	$23,628
Cash collateral	13,786	100,091
Accounts receivable	17,403	3,549
Inventory and supplies	138,927	22,177
Advances and prepaid expenses	10,748	2,130

	304,460	151,575
Deferred mineral property costs	200,029	206,073
Capital assets	260,616	263,442
Intangible assets, net	43,597	—
Goodwill	41,966	—
Future income tax asset	20,264	7,360
Deferred charges and other assets	23,899	11,678

	$894,831	$640,128

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$58,746	$18,478
Promissory note	50,902	—
Bank advances	5,791	—
Current portion of long-term debt	20,352	72,805

	135,791	91,283
Long-term debt	130,458	150,270
Future income tax liability	172,347	74,852
Due to Parent
Minimum Pension Liability	4,863	—
Future site restoration cost	13,855	12,065
Minority interest	18,045	—
Shareholders' equity:
Share capital	292,119	232,897
Stock options	9,260	6,096
Retained earnings	101,460	57,031
Cumulative translation adjustment	16,633	15,634

	419,472	311,658

	$894,831	$640,128

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(expressed in thousands of United States dollars, except per share amounts)

YEARS ENDED JANUARY 31,	2005	2004	2003
Sales	$385,402	$95,596	$—
Cost of sales	189,311	46,404	—

	196,091	49,192	—
Selling, general and administrative expenses	74,298	13,655	8,245

Earnings (loss) from operations	121,793	35,537	(8,245)

Interest and financing expenses	(15,597)	(12,610)	—
Other income	9,668	841	1,056
Gain (loss) on sale of other assets	(30)	985	—
Foreign exchange gain (loss)	(5,295)	13,283	3,177

Earnings (loss) before income taxes	110,539	38,036	(4,012)
Income taxes — Current	4,743	2,076	1,045
Income taxes (recovery) — Future	51,593	8,253	(1,200)

Earnings (loss) before minority interest	54,203	27,707	(3,857)
Minority interest	1,119	—	—

Net earnings (loss)	$53,084	$27,707	$(3,857)

Earnings (loss) per share
Basic	$0.92	$0.50	$(0.07)

Fully diluted	$0.90	$0.49	$(0.07)

Weighted average number of shares outstanding	57,568,733	55,136,766	54,594,547

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

AS AT JANUARY 31,	2005	2004	2003
Cash provided by (used in):
Operating:
Net earnings for the period	$53,084	$27,707	$(3,857)
Items not involving cash:
Amortization and accretion	58,281	22,062	250
Future income taxes	52,228	8,253	(1,200)
Stock-based compensation	3,164	2,868	2,465
Foreign exchange	6,610	(13,283)	(3,177)
Minority interest	1,119	—	—
Gain on sale of other assets	—	(985)	—
Change in non-cash operating working capital	(24,091)	4,607	762

	150,395	51,229	(4,757)

Financing:
Repayment of long-term debt	(134,796)	28,000	194,019
Increase/(decrease) in revolver	27,550	(264)	—
Deferred financing	(4,286)	(868)	(10,973)
Dividends paid	(8,655)	—	—
Issue of common shares	59,222	11,013	387

	(60,965)	37,881	183,433

Investing:
Cash collateral and cash reserve	86,305	(55,091)	(28,000)
Deferred mineral property costs	(11,853)	(19,339)	(142,112)
Capital assets	(20,699)	(19,618)	(18,782)
Deferred charges	(15,025)	(2,127)	(1,067)
Purchase of Harry Winston (net of opening cash)	(29,598)	—	—
Proceeds on sale of other assets	—	3,961	—

	9,130	(92,214)	(189,961)

Foreign exchange effect on cash balances	1,408	2,282	(2,214)
Increase in cash and cash equivalents	99,968	(822)	(13,499)
Cash and cash equivalents, beginning of period	23,628	24,450	37,949

Cash and cash equivalents, end of period	$123,596	$23,628	$24,450

Change in non-cash operating working capital:
Accounts receivable	(4,079)	(3,673)	$(82)
Prepaid expenses	(2,331)	(1,196)	(745)
Inventory	(24,093)	5,474	—
Accounts payable and accrued liabilities	6,412	4,002	1,589

	$(24,091)	$4,607	$762

        This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Aber will host a webcast today at 8:30 a.m. (EST) to review these results and its outlook. Interested parties may listen to the broadcast on the Internet at www.aber.ca.

About Aber

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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  Exhibit 1
NEWS RELEASE
Aber Diamond Corporation Reports Results, Updates Mineral Reserves, and Declares Dividend